QuickLinks -- Click here to rapidly navigate through this document

Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

RCR NEWS

SBC TO ACQUIRE AT&T

On January 31, 2005, SBC Communications Inc. and AT&T announced an agreement for SBC to acquire AT&T, a combination that creates the nation's premier communications company with unmatched global reach.

"Today's agreement is a huge step forward in our efforts to build a company that will lead an American communications revolution in the 21st century," said Ed Whitacre, SBC chairman and CEO.

"The combination of these two strong, complementary companies will ensure that together we will have all the capabilities necessary to compete successfully in serving a broad range of customers across the country and around the globe," said David W. Dorman, AT&T chairman and chief executive officer.

Mr. Whitacre will serve as chairman, CEO and a member of the Board of Directors of the new company. Mr. Dorman will serve as president and a member of the Board of Directors. Additionally, two other members of AT&T's Board of Directors will join the SBC Board. The corporate headquarters for the combined company will remain in San Antonio.

SBC expects regulatory and shareholder approval of the merger by early 2006.

SBC Communications Inc.
Volume 1, Number 1
February 15, 2005

 RCR NEWS is a publication of SBC California
Regulatory & Constituency Relations (RCR).
Direct correspondence to: rg1274@sbc.com

NOTE:

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

RCR NEWS
Volume 1, Number 1
February 15, 2005

GOVERNOR APPOINTS NEW PUC COMMISSIONERS

Governor Arnold Schwarzenegger appointed Dian Grueneich and Steven Poizner to the California Public Utilities Commission to fill the openings left by Loretta Lynch and Carl Wood, whose appointments expired at the end of 2004.

SBC thanks Ms. Lynch and Mr. Wood for their dedication and years of service to the people of California and wishes them well.

Ms. Grueneich, attorney and principal partner of Grueneich Resource Advocates, an energy and environmental law consulting company, has more than 25 years experience in energy efficiency and environmental policy and law. Ms. Grueneich was sworn-in on January 18.

Mr. Poizner, an entrepreneur, philanthropist and recent candidate for the California State Assembly in November 2004, founded, and later sold, two technology companies in the Silicon Valley. He is a former White House fellow, completing assignments in Critical Infrastructure Protection and on the White House Task Force for Disadvantaged Youth. Mr. Poizner is awaiting his swearing-in.

We congratulate the new appointees and look forward to working with the new commission.

RCR NEWS
Volume 1, Number 1
February 15, 2005

RCR FOCUS 2005

Thanks to you, our friends and supporters, we had many accomplishments in 2004. Highlights include:

•
Completing Phase II of the New Regulatory Framework (NRF) Audit, in which the California Public Utilities Commission (CPUC) REJECTED an audit agency's allegations against SBC. The CPUC ruled in SBC's favor on EVERY material issue.

•
Obtaining CPUC authorization to increase Unbundled Network Element pricing (UNE) 20%, which represented a major step towards moving the wholesale rate closer to SBC's cost to provide the service.

As successful as we were in 2004, we have a challenging year ahead of us. Building on the 2004 momentum as we embark upon the new year, our 2005 attention and efforts are focused on two main priorities:

•
Achieving CPUC approval for the AT&T acquisition, which with SBC's and AT&T's highly complementary world-class assets and industry-leading capabilities, will strengthen California's position as a leader in the 21st century's global economy.

•
Establishing a Market-Oriented Regulatory Framework.

We ask for your continued support and look forward to working with you in 2005. Together we will make 2005 the best year yet for SBC in California! Look for future communications on our initiatives and how you can help.

RCR NEWS
Volume 1, Number 1
February 15, 2005

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor_relations.

QuickLinks

GOVERNOR APPOINTS NEW PUC COMMISSIONERS
RCR FOCUS 2005